Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ON THE PROPOSAL DESCRIBED HEREIN. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00030000000000000000 4 030123 COMPANY NUMBER ACCOUNT NUMBER SPECIAL MEETING OF THE HOLDERS OF SERIES A PREFERRED SHARES OF GLOBAL BLUE GROUP HOLDING AG March 1, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, proxy statement and proxy card are available at www.globalblue.com/corporate/investor-relations. INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until February 28, 2023 at 2:00 PM CET (8:00 AM EST). MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. VOTING IN PERSON AT THE MEETING – Holders of Series A Preferred Shares who wish to attend the Special Meeting of the Holders of Series A Preferred Shares in person should proceed as set out under "Admission to Special Meeting" in the invitation to the Special Meeting also available online at "http://www.globalblue.com/corporate/investor-relations". A copy of the invitation may be obtained without charge by contacting the investor relations via email at "ir@globalblue.com". GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. 1. Creation of Capital Band and Removal of Authorized Capital. With regard to any new or modified proposals or agenda items properly put before the Special Meeting of the Holders of Series A Preferred Shares by shareholders or the Board of Directors: to vote in favour of the new or modified proposals or agenda items. to vote against the new or modified proposals or agenda items. to vote in accordance with the recommendation of the Board of Directors. FOR AGAINST ABSTAIN

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 GLOBAL BLUE GROUP HOLDING AG THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland represented by Mr. Roger Föhn, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present at the Special Meeting of the Holders of Series A Preferred Shares of Global Blue Group Holding AG to be held on Wednesday, March 1, 2023 and at any postponement or adjournment thereof. SERIES A PREFERRED SHARES REPRESENTED BY THIS PROXY WILL BE VOTED BY THE INDEPENDENT PROXY AS INDICATED WHEN PROPERLY EXECUTED. IF NO SUCH DIRECTIONS ARE INDICATED, THE INDEPENDENT PROXY WILL VOTE IN FAVOR OF PROPOSALS DESCRIBED IN THIS PROXY CARD. WITH REGARD TO ANY NEW OR MODIFIED PROPOSALS OR AGENDA ITEMS PROPERLY PUT BEFORE THE SPECIAL MEETING OF THE HOLDERS OF SERIES A PREFERRED SHARES BY SHAREHOLDERS OR THE BOARD OF DIRECTORS, IF NO DIRECTIONS ARE INDICATED, THE INDEPENDENT PROXY WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS. (Continued and to be signed on the reverse side) 1.1